Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Result of the Special Meeting of Shareholders

Toronto, Ontario, February 18, 2016: Caledonia Mining Corporation ("Caledonia" or the "Company") announces the results of the Special Meeting of Shareholders (the "Meeting") which was held today at 10.00am (Toronto time) to consider a special resolution (the "Continuance Resolution"), to approve:

•	the continuance (the "Continuance") of the Company from Canada to Jersey, Channel Islands, pursuant to the provisions of the Companies (Jersey) Law 1991 (as amended) (the "CJL"); and
•	to adopt new charter documents of the Company upon the Continuance, which shall include amendments to the existing charter documents of the Company including a change of the Company's name to "Caledonia Mining Corporation Plc".

The total number of voting shares represented by shareholders present in person or by proxy at the Meeting was 17,783,090 shares, representing 34.13 per cent of Caledonia's outstanding voting shares.  Of the total shares voted, 17,080,871 shares, representing 96.05 per cent of the shares voted, voted in favour of the Continuance Resolution and 702,219 shares, representing 3.95 per cent of the shares voted, voted against the Continuance Resolution.
Caledonia's Board of Directors has therefore resolved to proceed with the proposed Continuance of the Company into Jersey, Channel Islands whereupon the Company will also adopt new charter documents and change its name to Caledonia Mining Corporation Plc.

The process for the Continuance is as follows:

•	the Company will make an application for a Letter of Satisfaction from the Director appointed under the Canada Business Corporations Act to permit the Continuance;
•	Subject to receipt of the Letter of Satisfaction and compliance with all of the requirements of the CJL, the Registrar of Companies in Jersey will issue to the Company a Certificate of Continuance; and
•	Upon the issue of the Certificate of Continuance:
o	Caledonia will become domiciled in Jersey, Channel Islands and will be a company governed under the CJL;
o	the new charter documents will replace the existing CBCA articles;
o	the Company's name will change to "Caledonia Mining Corporation Plc";
o	the Company's registered office will change to P.O. Box 218, 43/45 La Motte Street, St Helier, Jersey JE4 8SD.

It is estimated that the Continuance will become effective on or around March 21, 2016, although this timing is subject to the receipt of regulatory approvals which are not within Caledonia's control.

The Continuance will represent a re-admission to AIM.  As a quoted applicant under AIM Rule 2 of the AIM Rules for Companies, the Company is required to provide the London Stock Exchange with certain information specified by Schedule One of the AIM Rules for Companies ("Schedule One") at least 20 business days before the expected date of re-admission to AIM.  The Company expects this information to be published on the London Stock Exchange website on or around February 19, 2016. The Company will also publish this information on its website.

Following the Continuance the Company's shares (or depository interests) will continue to be listed and traded on the Toronto Stock Exchange and on AIM and they will continue to be traded on the OTCQX in the USA.
For further information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include the timing of events relating to the proposed Continuance and related trading of Caledonia's shares. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual timing of the Continuance to differ from that suggested by the forward-looking statements.  Such factors include, but are not limited to delays in the receipt of regulatory approvals.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.